AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com
Phone 610.727.7000

FOIA CONFIDENTIAL TREATMENT REQUEST
February 12, 2020

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention: Aamira Chaudhry and Lyn Shenk, Division of Corporation Finance, Office of Trade & Services

Re:	AmerisourceBergen Corporation
Form 10-K for Fiscal Year Ended September 30, 2019
Filed November 19, 2019
File No. 001-16671

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the "Staff") of the Securities and Exchange Commission ("SEC") contained in your letter dated January 30, 2020 (the "Comment Letter") regarding AmerisourceBergen Corporation's (the "Company") Annual Report on Form 10-K for the fiscal year ended September 30, 2019 (the "2019 10-K").

We have reproduced the comments contained in the Comment Letter and have set forth the Company's response below the text of each comment.

Form 10-K for Fiscal Year Ended September 30, 2019

MD&A
Results of Operations, page 27

1.
Please revise to quantify and analyze all material individual factors to which changes in accounts are attributable. Consider using tables to list, quantify, and sum these factors and narrative text to provide analysis of the underlying business reasons for the individual factors in the tables. Please also quantify the effects of changes in both price and volume on revenues and expense categories, where appropriate.

Response:

While the Company has historically provided discussion of material factors impacting its results of operations, we will expand the discussion of our results and provide further explanation in future filings. As an example, and for illustrative purposes, we have made edits to the revenue paragraph relating to our Pharmaceutical Distribution Services segment on page 27 of our 2019 10-K, as underlined and set forth below:
The Pharmaceutical Distribution Services segment grew its revenue by $11.1 billion, or 6.9%, from the prior fiscal year, primarily due to the growth of some of its largest customers (sales to our largest customer, Walgreens, increased by $5.6 billion), continued strong specialty product sales, and overall market growth driven by both unit volume growth and inflationary increases. In addition, revenue increased $448.0 million in the current fiscal year due to the January 2018 consolidation of Profarma. Revenue also increased in fiscal 2019 as a result of ~~and~~ the January 2018 acquisition of H.D. Smith, which was fully integrated within Pharmaceutical Distribution Services in fiscal 2019.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

United States Securities and Exchange Commission
February 12, 2020
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Note 13. Legal Matters and Contingencies
Opioid Lawsuits and Investigations, page 73

2.
We note you recorded a charge of $66.7 million in the fourth quarter of the fiscal year ended September 30, 2019 related to an agreement in principle with two Ohio counties related to opioids. Please tell us the amount of your settlement and what amount, if any, was previously accrued.

Response:

By way of background, as of September 30, 2019, there were 2,667 lawsuits pending in 49 U.S. states and Puerto Rico against the Company and certain of its subsidiaries, including AmerisourceBergen Drug Corporation ("ABDC"), relating to the manufacturing, distribution, and dispensing of prescription opioid pain medications. Other pharmaceutical distributors, as well as pharmaceutical manufacturers and retail pharmacy chains, are parties to most of the same suits. The lawsuits allege violations of controlled substance laws and various other statutes as well as common law claims, including negligence, public nuisance and unjust enrichment, and seek equitable relief and monetary damages. An initial group of cases was consolidated for Multidistrict Litigation ("MDL") proceedings before the United States District Court for the Northern District of Ohio (the "Court") in December 2017. Additional cases have been, and will likely continue to be, transferred to the MDL. As of December 31, 2019, there were 2,989 such lawsuits pending against the Company and its subsidiaries.

In April 2018, the Court issued an order creating a litigation track, including dispositive motion practice, discovery and trials. The Company disclosed in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 that bellwether trials of claims brought by two Ohio Counties, Cuyahoga and Summit (the "Track 1 Trials"), were scheduled to commence in March 2019. The Company disclosed in its Annual Report on Form 10-K for the year ended September 30, 2018 that the start date of the Track 1 Trials had changed to September 2019 and disclosed in its Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2018 that the start date of the Track 1 Trials had changed to October 2019.

In December 2018, the Court dismissed certain public nuisance claims in the Track 1 Trials and allowed the majority of the claims to proceed. As of the August 1, 2019 filing date of the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 2019, a liability for the Track 1 Trials could not be reasonably estimated because the Company was proceeding to trial and there was significant uncertainty as to whether a settlement could be reached and as to the amount and terms of any such settlement. The Company prepared for the Track 1 Trials until October 21, 2019, the date on which they were scheduled to begin. Immediately preceding the Track 1 Trials, significant progress was made in settlement discussions with the two Ohio counties, and, on October 21, 2019, the date on which the Track 1 Trials were scheduled to begin, the parties reached an agreement in principle to settle all claims brought by the two Ohio counties against the Company. As a result, the Company recorded a charge of $66.7 million in the fourth quarter of the fiscal year ended September 30, 2019 within Employee Severance, Litigation and Other in its Consolidated Statement of Operations and in Accrued Expenses and Other on the Company’s Consolidated Balance Sheet. All claims against the Company were dismissed with prejudice pursuant to the settlement and the settlement amount of $66.7 million was paid in December 2019. The Company did not recognize a liability for the settlement prior to the fourth quarter of the fiscal year ended September 30, 2019 because a loss was not considered probable and an estimate of the possible loss or range of loss could not be determined prior to the quarter in which the Company recorded a charge.

3.
With regard to the Multidistrict Litigation (“MDL”), we note from your filing that you are engaged in negotiations with plaintiffs’ representatives regarding a potential settlement framework. Please tell us whether you have made an offer to settle and whether there is an amount for which you would be willing to settle these matters.

Response:

As summarized above, the Company is currently defending itself against thousands of claims relating to the distribution of prescription opioid medication. The claims involve disparate parties represented by numerous attorneys, whose interests and objectives often conflict. While the Company is vigorously defending itself in all of the pending lawsuits, it has also participated in discussions with attorneys for plaintiffs and the Attorneys General for certain states that the Court instituted at the beginning of the MDL proceedings.

Specifically, and as disclosed in the 2019 10-K, the Company engaged in discussions with the Attorneys General for North Carolina, Pennsylvania, Tennessee, and Texas (the "Negotiating AGs") with the objective of reaching a potential framework for a global resolution of the MDL and other related state court litigation, including cases currently filed and that could be filed.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

United States Securities and Exchange Commission
February 12, 2020
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The process for the negotiation of a global resolution of the MDL is complex and multifaceted. If the Negotiating AGs, the Company, and other distributors were to reach agreement, the potential terms for a global resolution would then need to be presented to the other states and local governments, and a significant number of such jurisdictions would need to accept the proposed terms in order to achieve an agreement in principle that would provide the finality that the Company requires from a global resolution.

On October 21, 2019, the Negotiating AGs announced certain proposed settlement terms involving a number of defendants, including the Company. [***]

At the time of the filing of the 2019 10-K, there remained significant uncertainty and a lack of clarity by the Company and others as to the terms of the proposed resolution, what would constitute acceptance of those terms, and whether the necessary parties, including the subdivisions within the states, would participate in a possible global resolution. Although the Company discussed various conditional scenarios for a possible global resolution with the Negotiating AGs, the plaintiffs' lawyers for local jurisdictions and other parties, at the time of the filing of the 2019 10-K there was significant uncertainty around what monetary and non-monetary terms would need to be offered to achieve a global resolution, including with respect to product distribution and the creation of an independent data aggregation clearinghouse. Those and other terms that would need to be agreed upon in order to achieve global resolution - including the amount of gross payments, the allocation of such payments among the parties, the time period over which those payments are required to be made, the level of participation by plaintiffs, and the amount of fees to be paid to plaintiffs' attorneys - each impact potential settlement outcomes and prevented us from determining an amount for which we would be willing to settle these matters. While the Company was engaged in discussions that included the Negotiating AGs and other parties with the objective of reaching potential terms for a global resolution, as of the date of the filing of the 2019 10-K, there was no agreement in principle, and the Company concluded that the settlement was not probable.

A liability associated with a global resolution was not recognized as of September 30, 2019, because the Company was unable to predict the outcome of settlement discussions with the states and local governments and, therefore, a global resolution was not considered probable. Therefore, the Company proceeded with litigation. Significant uncertainty remained with regard to whether such matters would proceed to trial, and, given the inherent uncertainty related to such litigation, including the early stages of the scheduled trials and the related discovery proceedings, the Company was not able to assess the likely outcome, and therefore unable to estimate the range of possible loss.

Given the large number of parties involved, the complexity and difficulty of the underlying issues, and the resulting uncertainty of achieving a potential global resolution, the Company continues to litigate and prepare for trial in the cases pending in the MDL as well as in state courts where lawsuits have been filed. This includes a trial in New York scheduled to begin on March 20, 2020 and additional trials around the country, including trials currently scheduled in Alaska, Arizona, Arkansas, Delaware, Georgia, Nevada, New Mexico, Ohio, Rhode Island, Tennessee, Texas, and Washington State.

4.
You state on page 75 that you are unable to estimate the range of possible loss because you are not in a position to assess the likely outcome. Please tell us what the term outcome refers to (e.g., settlement vs. trial, or result of settlement or trial). Because the matter is disclosed, we assume you believe there is at least a reasonable possibility of a material adverse outcome, either from settlement or trials. Therefore, please tell us why an estimate of the range of reasonably possible loss is dependent on determining the outcome. In this regard, we believe an estimate of a range of loss could contemplate different potential outcomes.

Response:

The term "outcome" was intended to refer to a trial, a settlement, or both. The Company is unable to conclude whether each claim will be litigated or settled, and in either case, the Company is unable to estimate an amount or range of reasonably possible losses.

The Company establishes accruals in accordance with Accounting Standards Codification Topic 450, Contingencies ("ASC 450"), when a material litigation liability is both probable and can be reasonably estimated. For reasonably possible loss contingencies, ASC 450 requires disclosure of the nature of the loss contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. As you noted, we stated within Note 13 ("Note 13") to our Consolidated Financial Statements in the 2019 10-K that significant uncertainty remains as to whether the MDL and related litigation will proceed to trial and that given the inherent uncertainty related to such litigation, the Company is not in a position to assess the likely outcome, and therefore unable to estimate the range of possible loss.

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

United States Securities and Exchange Commission
February 12, 2020
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The Company believes that it has valid defenses to the claims pending against it. Certain claims have already been dismissed through dispositive motion practice. Furthermore, the Company intends to vigorously defend itself against all claims and, if necessary, to go to trial. The outcome of any trial is difficult to predict, and an adverse judgment may be subsequently overturned on appeal. Accordingly, with respect to an indeterminate number of cases there may not be an adverse outcome for the Company. If settlement discussions progress, an estimate of a potential settlement amount will depend on numerous factors, including but not limited to the number of states and municipalities that participate in the settlement and the participation of currently non-litigating parties who may opt to join the settlement. Due to the current state of negotiations, the number of claims pending, the number of potential future claimants, the complexity of the issues, the possibility of success at trial, and other factors, it was not possible to estimate a range of loss at the time of the filing of the 2019 10-K.

Among the factors causing our inability to estimate the possible loss or a range of loss are the legal theories proffered by plaintiffs and legal defenses available to the Company; differing state laws in the various jurisdictions in which lawsuits have been filed; the degree of specificity in a plaintiff’s complaint; the varying procedural status of the thousands of pending cases; the application of contributory and/or comparative negligence to the allocation of damage awards among plaintiffs and defendants; the likelihood of success at trial; and the likelihood of success on appeal. These complexities prevent us from providing an estimate of the amount or range of possible loss, which is compounded by the novel nature of these matters and the number of parties involved.

As a result of the many variables, uncertainties and complexities discussed above, at the time we filed the 2019 10-K, we did not have a basis on which to, and therefore were not able to, reasonably estimate a possible loss or range of loss that could result from the material litigation pending against the Company in the MDL and other courts. We do not believe it would be appropriate to include in our periodic reports an aggregate range of loss when we are unable to provide a reasonable estimate of the possible loss as required by ASC 450. While we cannot reasonably estimate a range of loss, we do provide in Note 13 detailed disclosure of the nature of each material matter, the procedural history and the outcome of similar matters in which we have been involved in order to allow the reader to evaluate the potential magnitude of such claims. Furthermore, the Company has provided the disclosures required under ASC 275-10-50-9 by indicating the nature of the uncertainty and included an indication that it is at least reasonably possible that a change in the estimate will occur in the near term and disclosure of the factors that cause the estimate to be sensitive to change.

Notes to Consolidated Financial Statements
Note 15. Business Segment Information, page 77

5.	Please tell us whether the first table in this note is intended to provide disclosure of revenue on a disaggregated basis under ASC 606. If so, please revise to so indicate.

Response:

We confirm that the first table in Note 15. Business Segment Information on page 77 provides disclosure of revenue on a disaggregated basis under ASC 606.

Note 1 on page 54 under "Recently Adopted Accounting Pronouncements" includes our disclosures related to the adoption of ASC 606 and cross references our revenue recognition policy under "Revenue Recognition" in Note 1. On page 60 under "Revenue Recognition," we disclose the following:

"The Company's revenues are primarily generated from the distribution of pharmaceutical products. The Company also generates revenue from global commercialization services, which include clinical trial support, post-approval and commercialization support, and global specialty transportation and logistics for the biopharmaceutical industry. See Note 15 for the Company's disaggregated revenue."

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.

United States Securities and Exchange Commission
February 12, 2020
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*        *        *

We understand that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact the undersigned at (610) 727-7144 or via email at lkrikorian@amerisourcebergen.com if you should have any questions regarding our responses.

Sincerely,

/s/ Lazarus Krikorian

Lazarus Krikorian
Senior Vice President and
Chief Accounting Officer

[***] CONFIDENTIAL TREATMENT REQUESTED BY AMERISOURCEBERGEN CORPORATION; A COMPLETE UNREDACTED LETTER HAS BEEN DELIVERED UNDER SEPARATE COVER TO THE COMMISSION.